----------------------------
                                                      OMB APPROVAL
                                                ----------------------------
                                                OMB Number: 3235-0287
                                                Expires: December 31, 2001
                                                Estimated average burden
                                                hours per reponse.......0.5
                                                ----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

   Edelman, Asher Barry
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   c/o Edelman Companies
   717 Fifth Avenue, 15th Floor
--------------------------------------------------------------------------------
                                    (Street)

   New York, New York 10022
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)

================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Trend Mining Company. (TRDM)
================================================================================
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


================================================================================
4. Statement for Month/Year

   June 2001
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               11/22/00       P               475,500     A      $1.00                   I         (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               12/28/01       P               150,000     A      $1.00                   I         (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               1/17/01        P                 1,000     A      $1.365                  I         (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               3/16/01        P                 1,000     A      $0.83     1,527,500(5)  I         (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date        Title  Shares  5)       4)        5)       5)
------------------------------------------------------------------------------------------------------------------------------------
Warrant             0.40     11/22/00 P         (4)         11/22/00  9/30/03     (3)    118,875 (7)                I        (1)
------------------------------------------------------------------------------------------------------------------------------------
Option              1.50     12/19/00 P         1,000       12/19/00  9/30/03     (3)    100,000 (7)                I        (2)
------------------------------------------------------------------------------------------------------------------------------------
Option              1.50     12/28/00 P         1,500       12/28/00  9/30/03     (3)    150,000 (7)                I        (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant             1.40     12/28/00 P         (4)         12/28/00  9/30/03     (3)     37,500 (7)    906,375(6)  I        (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Such shares, warrants and options are held by Edelman Value Partners, L.P. The reporting person is the sole shareholder of A.B. Edelman Management Company, Inc., the general partner of Edelman Value Partners, L.P. The reporting person disclaims beneficial ownership of such shares, warrants and options in excess of his pecuniary interest therein.
(2) Such options are by Asher B. Edelman & Associates LLC of which the reporting person is the Managing Member. The reporting person disclaims beneficial ownership of such options in excess of his pecuniary interest therein.
(3)   Common Stock, no par value.
(4) Represents acquisition of a Warrant representing the number of shares of common stock listed in Item 7 of this line.
(5) Includes 627,500 shares held by Edelman Value Partners, L.P. The reporting person disclaims beneficial ownership of such shares in excess of his pecuniary interest therein.
(6) Comprised of 600,000 shares held by Asher B. Edelman and Associates LLC and 306,375 held by Edelman Value Partners, L.P. The reporting person disclaims beneficial ownership of such shares in excess of his pecuniary interest therein.
(7) Such options and warrants were acquired, without additional consideration, in connection with the purchase of shares of common stock.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/Asher B. Edelman                                              6/20/01
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          Page 2